EXHIBIT 12.01

ROHM AND HAAS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2002	2001	2000	1999	1998

	(in millions)
Earnings (loss) from continuing operations before income taxes	$320	$(64)	$488	$375	$627
Fixed Charges	168	217	276	196	64
Capitalized interest adjustment	(6)	(2)	1	4	5
Undistributed earnings adjustment	(15)	(12)	(18)	(6)	(2)

Earnings	$467	$139	$747	$569	$694

Ratio of earnings to fixed charges	2.8	0.6	2.7	2.9	10.8

Note:	Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.